Exhibit 99.1

Press Release

Eltek Ltd. Reports Full year and Fourth Quarter 2023 Financial Results

Petach Tikva, Israel (March 11, 2024) Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), today announced its financial results for the full year and fourth quarter ended December 31, 2023.

Full Year and Fourth Quarter 2023 Highlights

◾
Revenues: Full-year revenue soared to a record $46.7 million in 2023, representing 18% year-over-year growth. This remarkable growth is attributed to our increased production capacity and to our continued commitment to delivering high-quality PCB solutions to our valued customers.

◾
Profitability: Net income reached $6.4 million in 2023, reflecting almost two times 2022 net income. EBITDA reached $8.6 million, a 91% increase compared to $4.5 million in 2022. This substantial growth underscores the efficiency of our operations, strategic initiatives, and the unwavering trust our customers place in Eltek.

◾
Earnings per Share (EPS): Diluted EPS jumped to $1.07 in 2023, an increase of 93% compared to 2022. This accomplishment reflects the dedication of our team and the effectiveness of our business strategies.

◾
Q4 Highlights: Revenue climbed to $12.3 million in Q4, marking an 18% increase from the same period last year. Net income for the quarter reached $1.3 million and EBITDA for the quarter reached $2.4 million.

Driving Growth and Innovation:

Eltek's success stems from a multi-pronged approach:

◾	Innovation: Our relentless pursuit of innovation has allowed us to stay at the forefront of technological advancements, meeting the evolving needs of the defense, aerospace, and medical industries.

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Customer Focus: Building strong, long-lasting relationships with our customers has been a cornerstone of our success. We understand the unique challenges faced by the defense, aerospace and medical sectors, and our tailored solutions have contributed to our customers' success.

◾	Operational Efficiency: Eltek continues to invest in state-of-the-art manufacturing processes and quality control measures, ensuring the production of reliable and high-performance PCBs.

Market Trends and Outlook:

The PCB industry is experiencing dynamic shifts, driven by advancements in technology and evolving market demands. As Eltek primarily operates in the defense, aerospace and medical sectors, we are well-positioned to capitalize on the following market trends:

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Increasing Demand for Advanced Electronics: The defense and aerospace industries are witnessing a growing need for sophisticated electronic components, driving the demand for high-performance PCBs. Eltek's focus on innovation aligns perfectly with this trend.

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Emphasis on Reliability and Quality: With critical applications in defense, aerospace and medical devices, reliability and quality are non-negotiable. Eltek has consistently delivered PCB solutions that meet the stringent standards of these industries, reinforcing our position as a trusted partner.

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Global Supply Chain Challenges: The industry has faced challenges related to the global supply chain. Eltek has proactively managed these challenges through strategic partnerships and diversified sourcing, ensuring minimal impact on our operations.

Management Statement:

Eli Yaffe, CEO of Eltek, stated, "We are thrilled to report a very strong fourth quarter and year, surpassing all financial targets and solidifying our position as a leader in the PCB market. This achievement is a testament to the dedication and expertise of our team, the trust of our valued partners and the unwavering support of our shareholders. Looking ahead, we are confident in our ability to navigate the evolving industry landscape and continue delivering exceptional value to all shareholders. The defense, aerospace and medical industries present significant opportunities and Eltek is well-positioned to capitalize on them.

Our decision at the start of 2022 to allocate $15 million in an investment plan for expanding and enhancing our manufacturing capabilities aligns seamlessly with the existing robust demand for our products. Presently, a material portion of the investment plan has either been implemented or is currently in the installation phase. These investments will facilitate the augmentation of our production capacity, improve our operational efficiency and enhance our technological capabilities."

Ron Freund, CFO of Eltek added: "During February 2024, we raised $10 million in equity before expenses. We are grateful for the trust given by the investors who participated in the offering. We are committed to the continued growth of the Company, and we intend to use the funds raised for the expansion of our production capabilities as well as for working capital needs."

2023 Full Year GAAP Financial Results

Revenues for 2023 were $46.7 million compared to $39.7 million in 2022.

Gross profit for 2023 was $13.1 million (28% of revenues) compared to $8.3 million (21% of revenues) in 2022.

Operating profit for 2023 was $7.3 million compared to operating profit of $3.0 million in 2022.

Financial income for 2023 was $0.4 million compared to financial income of $0.9 million in 2022.

Net profit for 2023 was $6.4 million or $1.07 per fully diluted share compared to net profit of $3.2 million or $0.55 per fully diluted share in 2022.

2023 Full Year Non-GAAP Financial Results

EBITDA for 2023 was a $8.6 million (18% of revenues) compared to EBITDA of $4.5 million (11% of revenues) in 2022.

Fourth Quarter 2023 GAAP Financial Results

Revenues for the fourth quarter of 2023 were $12.3 million compared to $10.5 million in the fourth quarter of 2022.

Gross profit for the fourth quarter of 2023 was $3.5 million (28% of revenues) compared to $2.2 million (21% of revenues) in the fourth quarter of 2022.

Operating profit for the fourth quarter of 2023 was $2.0 million compared to operating profit of $0.8 million in the fourth quarter of 2022.

Financial expenses for the fourth quarter of 2023 were $0.3 million compared to financial income of $0.1 million in the fourth quarter of 2022. The financial expenses in the fourth quarter of 2023, derive primarily from the erosion of the US Dollar against the NIS during the quarter.

Net profit for the fourth quarter of 2023 was $1.3 million or $0.22 per fully diluted share compared to net profit of $0.8 million or $0.14 per fully diluted share in the fourth quarter of 2022.

Fourth Quarter 2023 Non-GAAP Financial Results

EBITDA for the fourth quarter of 2023 was a $2.4 million (19% of revenues) compared to EBITDA of $1.2 million (12% of revenues) in the fourth quarter of 2022.

Conference Call

Today, Monday, March 11, 2024, at 10:00am Eastern Time (16:00pm Israel Time, 7:00am Pacific Time), Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Ron Freund, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-866-860-9642
Israel:	03-918-0691
International:	+972-3-918-0691

To Access a Replay of the Call

A replay of the call will be available for 30 days on the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statements

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

About our Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in a table below.

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-939-5023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Income
(In thousands US$, except per share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2023	2022	2023	2022

Revenues	12,321	10,479	46,695	39,650
Costs of revenues	(8,865)	(8,267)	(33,593)	(31,380)

Gross profit	3,456	2,212	13,102	8,270

Selling, general and administrative expenses	(1,405)	(1,348)	(5,722)	(5,207)
Research and development expenses, net	(49)	(15)	(85)	(92)

Operating profit	2,002	849	7,295	2,971

Financial income (expenses), net	(334)	100	422	887

Profit before income tax	1,668	949	7,717	3,858

Tax expenses	337	144	1,364	664

Net Profit	1,331	805	6,353	3,194

Earnings per share:
Basic net profit per ordinary share	0.22	0.14	1.08	0.55

Diluted net profit per ordinary share	0.22	0.14	1.07	0.55

Weighted average number of ordinary shares used to compute
basic net profit per ordinary share (in thousands)	5,977	5,850	5,902	5,848

Weighted average number of ordinary shares used to compute
diluted net profit per ordinary share (in thousands)	6,074	5,850	5,956	5,848

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	December 31,	December 31,
	2023	2022

Assets

Current assets:
Cash and cash equivalents	9,278	7,366
Short-term bank deposits	2,862	-
Receivables: Trade, net of provision for doubtful accounts	10,898	10,116
Other	689	282
Inventories	6,135	5,130
Prepaid expenses	245	504

Total current assets	30,107	23,398

Long term assets:
Restricted deposits	-	202
Severance pay fund	57	59
Deferred tax assets and long term tax receivables, net	1,098	2,496
Operating lease right of use assets	6,555	7,156
Total long term assets	7,710	9,913

Fixed assets, less accumulated depreciation	9,354	7,674

Total Assets	47,171	40,985

Liabilities and Shareholder's equity

Current liabilities:
Short-term credit and current maturities of long-term debts	-	702
Accounts payable: Trade	7,503	4,793
Other	5,689	4,133
Short-term operating lease liabilities	789	846

Total current liabilities	13,981	10,474

Long-term liabilities:
Long term debt, excluding current maturities	-	2,768
Employee severance benefits	447	280
Long-term operating lease liabilities	5,871	6,443

Total long-term liabilities	6,318	9,491

Shareholders' equity:
Ordinary shares, NIS 3.0 par value authorized 10,000,000 shares, issued and outstanding 6,020,693 at December 31, 2023 and 5,849,678 at December 31, 2022	5,443	5,305
Additional paid-in capital	23,587	22,862
Cumulative foreign currency translation adjustments	783	1,189
Capital reserve	1,900	1,537
Accumulated deficit	(4,841)	(9,873)
Total shareholders' equity	26,872	21,020
Total liabilities and shareholders' equity	47,171	40,985

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliation
(In thousands US$)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2023	2022	2023	2022

GAAP Net Income	1,331	805	6,353	3,194
Add back items:

Financial expenses (income), net	334	(100)	(422)	(887)
Income tax expenses	337	144	1,364	664
Depreciation and amortization	388	357	1,317	1,541
Non-GAAP EBITDA	2,390	1,206	8,612	4,512

Eltek Ltd.
Consolidated Statements of Cash Flows
(In thousands US$)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2023	2022	2023	2022

Cash flows from operating activities:

Net Income	1,331	805	6,353	3,194
Adjustments to reconcile net income to net cash flows
provided by operating activities:
Depreciation and amortization	388	357	1,317	1,541
Stock-based compensation	147	62	363	250
Decrease in deferred tax assets and long term tax receivable	304	151	1,302	653
	839	570	2,982	2,444

Decrease (increase) in operating lease right-of-use assets	(1)	3	(23)	11
Decrease (increase) in trade receivables	(211)	(446)	(1,010)	(3,941)
Decrease (increase) in other receivables and prepaid expenses	55	42	(169)	437
Decrease (increase) in inventories	(283)	(463)	(1,139)	(806)
Increase (decrease) in trade payables	958	380	989	1,543
Increase (decrease) in other liabilities and accrued expenses	(507)	402	707	972
Increase (decrease) in employee severance benefits, net	139	(36)	172	(25)
	150	(118)	(473)	(1,809)

Net cash provided by operating activities	2,320	1,257	8,862	3,829

Cash flows from investing activities:
Purchase of fixed assets	(1,246)	(571)	(2,432)	(3,027)
Repayment from insurance	-	-	2,000	-
Investment in short-term bank deposits	(2,719)	-	(2,719)	-
Restricted deposits	-	-	192	(2)
Net cash used in investing activities	(3,965)	(571)	(2,959)	(3,029)

Cash flows from financing activities:
Exercise of options	535	-	863	25
Dividend distribution	(1,321)	(994)	(1,321)	(994)
Repayment of long-term loans from bank	-	(227)	(3,348)	(669)
Net cash used in financing activities	(786)	(1,221)	(3,806)	(1,638)

Effect of translation adjustments	404	54	(185)	(1,079)

Net increase (decrease) in cash and cash equivalents	(2,027)	(481)	1,912	(1,917)

Cash and cash equivalents at the beginning of the period	11,305	7,847	7,366	9,283

Cash and cash equivalents at the end of the period	9,278	7,366	9,278	7,366